Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a letter to customers of NorStates Bank and accompanying FAQs in connection with the proposed merger between First Midwest Bancorp, Inc. and Northern States Financial Corporation.

June 2018

Dear Valued Customer,

We are very pleased to let you know that NorStates Bank has agreed to merge with First Midwest Bank. With our shared commitment to relationship banking, personalized customer service and deep involvement in our local communities, we are confident this partnership will be successful and beneficial to you.

Our collective market presence adds depth to the combined teams, enhancing our ability to serve your banking needs. When you become a First Midwest customer, you will have access to a broader array of commercial, consumer and leasing alternatives and a suite of wealth management, trust, private banking and treasury management products and services. Additionally, once the merger and systems conversion are complete, you also will have access to more than 110 full service banking offices, over 55,000 surcharge-free ATMs worldwide and state-of-the-art online and mobile banking options.

First Midwest looks forward to welcoming you to its banking family. We will keep you informed on the progress of this merger through future communications. At this point, we anticipate the merger to be completed in late 2018, subject to the receipt of regulatory approvals and the completion of customary closing matters.

For answers to initial questions you may have, we have enclosed a Question and Answer Guide for your reference. We have made this letter, Question and Answer Guide and press release announcing the agreement available on our respective websites at www.NorStatesBank.com and www.FirstMidwest.com. Of course, any questions you may have can be directed to your NorStates Bank relationship manager.

Thank you for your business and your loyalty – your confidence and trust are important to us. We look forward to continuing to serve you.

Sincerely,

Scott Yelvington	Mark G. Sander
President and CEO	President
NorStates Bank	First Midwest Bank

CUSTOMER QUESTION AND ANSWER GUIDE

What is happening between NorStates Bank and First Midwest Bank?
NorStates Bank has agreed to merge with First Midwest Bank. The result will be one local, high quality, client-focused financial institution.

Why has NorStates Bank decided to merge with First Midwest Bank?
As the Board of Directors and executive management of NorStates Bank considered the Bank's future, we selected First Midwest as our partner for three primary reasons:

1.	First Midwest and NorStates share similar philosophies of serving as our customers' most trusted financial partner and supporting the communities in which we live and work.

2.	We want to afford our customers access to deeper banking resources and provide for an expanded network of branches and ATMs, as well as a broader array of products and services.

3.	This partnership provides strong value to our stockholders and customers.

Who is First Midwest Bank?
First Midwest is one of the largest independent banks headquartered in Chicago as well as the Midwest. It has over $14 billion in total assets and an additional $11 billion of trust assets under management. First Midwest has been providing banking services to its communities for over 75 years and offers a full range of commercial, treasury management, equipment leasing, retail, wealth management, trust and private banking products and services. It has more than 110 full service banking offices in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa and is part of the AllpointTM ATM network, which provides access to over 55,000 surcharge-free ATMs worldwide. It also has state-of-the-art online and mobile banking options.

For more information on First Midwest Bank, please visit www.FirstMidwest.com.

What does this mean to me as a NorStates Bank customer?
This announcement has no impact on your banking relationship with NorStates Bank, how your account(s), credit card, ATM or debit card work, interest rates, loan payments, branch locations or hours, or any element of your current banking experience.

As the merger progresses, we will keep you informed via direct mail communications to your current address on file with NorStates Bank. These communications will also be posted at www.NorStatesBank.com and www.FirstMidwest.com/NorStates as a ready reference for you.

This merger reinforces our shared commitment to relationship-focused banking and adds talented leadership and depth to our collective teams. It also allows for a broader array of commercial, treasury management, equipment leasing, retail, wealth management, trust and private banking products and services and an expanded number of locations at which to conduct business. We will maintain our local knowledge and decision-making and become an even more important resource to the communities we serve.

Will NorStates Bank change its name to First Midwest Bank?
Eventually, yes. Branches of NorStates Bank will change their name to First Midwest Bank upon completion of the merger, which is expected to occur in late 2018.

Will my account number change?
At this time, your account number will remain the same. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my accounts, checks and deposit slips?
You may continue to use your same accounts, checks and deposit slips at this time. We will make your transition as simple as possible and will notify you in advance if your checks or deposit slips require replacement.

What about my ATM or debit card?
You may continue to use your ATM or debit card at this time without interruption. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my banking representatives?
At this time, all of the NorStates employees who have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will lobby and drive-up hours remain the same?
Yes, at this time all lobby and drive-up hours will remain the same for your convenience.

Will I need to notify anyone about my automatic payments or direct deposits?
Any direct deposits currently being credited to your account, or automatic payments being deducted from your account, will continue without interruption. We will notify you if your deposits or payments require notification of changes to the originator.

Will the interest rate on my certificate of deposit (CD) remain the same?
Yes. The rate you are currently receiving on your CD will remain unchanged through its date of maturity.

What about the interest rates on my other interest-bearing deposit accounts (Money Market, Checking and Savings)?
You will continue to earn interest on these accounts as you have in the past.

Will my loan payments continue as before?
Yes. Please continue to make your loan payments to NorStates Bank. Loan payments cannot be made at First Midwest branches until the merger is complete. Upon completion of the merger, all loans will transfer to First Midwest Bank under their current terms and conditions.

When will I be able to use First Midwest Bank locations?
We anticipate that the merger will be completed in late 2018, subject to regulatory approvals and customary closing matters. When the merger is complete, you will be able to conduct business at any of First Midwest Bank's convenient locations throughout the Chicagoland area and across the state of Illinois, northwest Indiana and eastern Iowa. For a branch locator, please visit: www.FirstMidwest.com/Locator.

Who should I call with questions about FDIC insurance?
If you have questions about the FDIC insurance for your accounts, please call your local NorStates Bank branch manager.

Who should I call if I have additional questions?
Please contact Shelly Christian, Executive Vice President and Chief Operating Officer by calling (847) 775-8200.

Note: The merger of NorStates Bank and First Midwest Bank is subject to regulatory approvals and other customary closing conditions.

The following information may pertain to you as a result of the merger between NorStates Bank and First Midwest Bank. If you have accounts at both institutions, your newly combined deposits in the resulting institution could exceed the $250,000 normal maximum of deposit insurance provided by the FDIC. In this case, the FDIC will provide supplemental insurance coverage on your accounts for a period of six months from the effective date of the merger. For example, if the transaction were to be completed on or about December 31, 2018, then your NorStates Bank accounts would be insured separately until June 30, 2019. If a NorStates Bank certificate of deposit would mature and be renewed under the same terms between December 31, 2018 and June 30, 2019, the supplemental insurance would be effective until the first maturity date after June 30, 2019. Certificates of deposit that mature between December 31, 2018 and June 30, 2019 and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until June 30, 2019. The purpose of the supplemental insurance coverage is to provide you an opportunity to restructure any accounts, if needed, to maximize the insurance coverage of your existing accounts. Any account opened or additional deposits to existing accounts after June 30, 2019 will be combined with your existing accounts in the new institution and will not be separately insured.

NorStates Bank is a wholly-owned subsidiary of Northern States Financial Corporation ("Northern States"), and First Midwest Bank is a wholly-owned subsidiary of First Midwest Bancorp, Inc. ("First Midwest").

Forward-Looking Statements
Certain statements made herein may constitute "forward-looking statements." Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's annual report on Form 10-K for the year ended December 31, 2017, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission (the "SEC"). Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Northern States, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Northern States, which also will constitute a prospectus of First Midwest, that will be sent to Northern States' stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Northern States and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Northern States upon written request to Northern States Financial Corporation, Attn: Scott Yelvington, President and Chief Executive Officer, 1601 North Lewis Avenue, Waukegan, Illinois 60085 or by calling (847) 775-8200.

Participants in this Transaction
First Midwest, Northern States and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Northern States' stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest's definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest's annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.

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